EXHIBIT 99.1
1155 Metcalfe Street, Suite 800
Montréal, Québec
Canada H3B 5H2
ANNUAL INFORMATION FORM FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2005
March 31, 2006

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE			4
GLOSSARY OF TERMS			4
ITEM 1:	DATE OF ANNUAL INFORMATION FORM		5
ITEM 2:	CORPORATE STRUCTURE		5
	Formation of Issuer		5
	Subsidiaries		5
ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS		6
	3.1	Business Profile	6
	3.2	Three-Year History	6
		Sale by the Company of its 50% Share Ownership in Pan Asia	6
		In-Depth Review of the Company’s Operations	6
		Past Indefinite Idlings & Permanent Capacity Reductions	7
		Third Party Certifications	7
		Expansion of the Abitibi-LP Joint Venture	7
		Financing Activities: U.S. Debt Offerings, Credit Facilities and Others	8
		Iroquois Falls Modernization	9
		Alma Mill	9
		Additional Purchase in Augusta Newsprint Gives Company Controlling Interest	9
		Company Acquires Full Control of Alabama River Newsprint Company	9
		Sale of Voyageur Panel	9
		Sale by the Company of its Remaining Interest in SFK Pulp Fund	9
		Baie-Comeau Mill	9
	3.3	Trends	10
		Newsprint Market	10
		Commercial Printing Papers Market	10
		Lumber Market	10
		Capital Expenditure	10
ITEM 4:	DESCRIPTION OF THE BUSINESS		10
	Paper and Wood Products Sales and Assets Distribution		11
	Principal Production Facilities		11
	Competition		12
	Environmental Policies		12
	Human Resources		12
	Fibre Supply		12
	Energy Supply		13
	Foreign Exchange		13
	Litigation		13
		Softwood Lumber Dispute	13
	Business Risks		14
ITEM 5:	DIVIDENDS		15
ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE		15
	6.1	General Description of Capital Structure	15
		Authorized and Issued Share Capital	15
		Description of the Common Shares	15
		Description of the Class A Preferred Shares	15
	6.2	Ratings	16
ITEM 7:	MARKET FOR SECURITIES		17
ITEM 8:	DIRECTORS AND OFFICERS		18
ITEM 9:	TRANSFER AGENT AND REGISTRAR		19
ITEM 10:	MATERIAL CONTRACTS AND DOCUMENTS AFFECTING THE RIGHTS OF SECURITYHOLDERS		19
ITEM 11:	INTERESTS OF EXPERTS		20
Abitibi-Consolidated Inc.
2005 Annual Information Form

ITEM 12:	AUDIT COMMITTEE INFORMATION	20
	Pre-approval Policies and Procedures	20
	External Auditors Services Fees (By Category)	21
ITEM 13:	ADDITIONAL INFORMATION	22
EXHIBIT “A” – Charter of the Audit Committee of the Board of Directors of the Abitibi-Consolidated Inc.
Abitibi-Consolidated Inc.
2005 Annual Information Form

DOCUMENTS INCORPORATED BY REFERENCE
Certain specifically identified pages of the 2005 Annual Report — Financial Results and Analysis of Abitibi-Consolidated Inc., including the audited consolidated financial statements for the fiscal year ended December 31, 2005 (the “2005 Financial Statements”), the report of the auditors thereon dated February 13, 2006 and the management’s discussion and analysis thereon (the “2005 Annual Report”), and certain specifically identified pages of the Management Proxy Circular dated March 2, 2006 prepared in connection with the May 9, 2006 annual meeting of the shareholders of Abitibi-Consolidated Inc. (the “2005 Proxy Circular”), filed with the securities commission or similar authority in each of the provinces of Canada and the U.S. Securities and Exchange Commission, are incorporated by reference into and form an integral part of this Annual Information Form.
GLOSSARY OF TERMS
Unless otherwise noted or the context otherwise indicates, references to the “Company” are to Abitibi-Consolidated Inc., its subsidiaries and its interests in joint ventures and other entities.

Forward-looking Statements
Certain statements contained in this Annual Information Form and under the heading “Management’s Discussion and Analysis” on pages 13 to 38 of the Company’s 2005 Annual Report and in other sections of such 2005 Annual Report, including statements which may contain words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions, statements that are based on current expectations and estimates about the markets in which the Company operates and statements of the Company’s belief, intentions and expectations about developments, results and events which will or may occur in the future, including statements relating to trends, expected operating cost savings and expected capital expenditures, constitute “forward-looking statements” within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Company derived from its experience and perceptions. In addition, other written or oral statements, which constitute forward-looking statements may be made from time to time by or on behalf of the Company. Such forward-looking statements are subject to important risks, uncertainties and assumptions which are difficult to predict and which affect the Company’s operations, including but not limited to: the prices and consumption of, and the demand for, the products that the Company sells; future capital expenditures (including the amount and nature of the expenditures) and the results of these expenditures; business strategies and measures to implement strategies; competitive strengths, goals, expansion and growth of the Company’s business and operations, fluctuations in foreign exchange or interest rates; labour unrest; the ability to renew water use rights relating to the operations of some of the Company’s hydroelectric facilities; fluctuations in the availability or costs of raw materials or energy; changes in existing forestry regulations or changes in how they are administered, which could result in the loss of certain contractual or other rights or permits that are material to the Company’s business; the impact of fluctuations in duties imposed on lumber exported to the United States; the impact of general economic conditions in the United States and Canada and in other countries in which the Company does business; underfunded pension liability; competitive actions by other companies; industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; the availability of qualified personnel or management; the outcome of certain litigation or disputes; conditions in the capital markets; the approval of regulatory authorities; opportunities available to or pursued by the Company; the ability of the Company to successfully integrate companies or businesses acquired; and other factors, many of which are beyond the control of the Company. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Abitibi-Consolidated Inc.
2005 Annual Information Form

ABITIBI-CONSOLIDATED INC.
ANNUAL INFORMATION FORM
ITEM 1: DATE OF ANNUAL INFORMATION FORM
This Annual Information Form is dated as at March 31, 2006. Except as otherwise indicated, the information contained in this Annual Information Form is stated as at December 31, 2005 and all dollar amounts are expressed in Canadian dollars.
ITEM 2: CORPORATE STRUCTURE
Formation of Issuer
The Company results from the amalgamation of Abitibi-Price Inc. (“API”) and Stone-Consolidated Corporation (“SCC”) under the Canada Business Corporations Act, pursuant to a certificate and articles of amalgamation dated May 30, 1997.
API was incorporated under the laws of Canada on February 9, 1914. SCC resulted from the amalgamation of Stone-Consolidated Corporation (the “Former SCC”) and Rainy River Forest Products Inc. (“RR”), pursuant to a plan of arrangement effective as at November 1, 1995. The Former SCC was incorporated under the laws of Canada on June 22, 1993 and acquired its operating assets on December 17, 1993 from its sole shareholder at that time, Stone Container (Canada) Inc. Prior to that date, SCC had no history as a separate operating entity. RR was incorporated under the laws of Ontario on April 28, 1941. The principal executive office and the registered office of the Company are located at 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2.
Subsidiaries
The following lists the principal subsidiaries of the Company as at December 31, 2005, as well as their respective jurisdictions of incorporation. Parent-subsidiary relationships are denoted by indentations. Unless otherwise indicated, 100 percent of the shares of each subsidiary are owned by the immediate parent company.

Corporation	Governing Jurisdiction
Abitibi-Consolidated Inc.	Canada
Abitibi-Consolidated Company of Canada[1] (“ACCC”)	Québec
Donohue Corp.	Delaware
Abitibi-Consolidated Corp.[2]	Delaware
Abitibi Consolidated Sales Corporation[3] (“ACSC”)	Delaware

[1]	ACCC holds most of the Canadian operating assets of the Company. In 2005 ACCC sold its interests in PanAsia Paper Company Pte Ltd. and in Gestofor Inc.

[2]	Abitibi-Consolidated Corp. was formerly known as Donohue Industries Inc.

[3]	ACSC also holds a 100% interest in Abitibi-Consolidated Alabama Recycling Corporation and Abitibi-Consolidated Alabama Corporation, which together hold a 100% ownership interest in Alabama River Newsprint Company.
Abitibi-Consolidated Inc.
2005 Annual Information Form

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS
3.1 Business Profile
The Company, a global leader in newsprint and uncoated groundwood (commercial printing) papers as well as a major producer of wood products, generated sales of $5.3 billion in 2005. As at December 31, 2005, the Company owned or was a partner in 19 paper mills, 20 sawmills, 4 remanufacturing facilities and 2 engineered wood facilities in Canada, the United States and the United Kingdom. The Company supplies customers in approximately 70 countries and employs approximately 13,500 people. Responsible for the forest management of approximately 16.8 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. The Company is also North America’s largest recycler of newspapers and magazines, serving 23 metropolitan areas in Canada and the United States and 26 markets in the United Kingdom, with 30 operating locations and more than 20,000 Paper Retriever® and paper bank containers. At the beginning of 2005, the Company changed the name of its Value-Added Groundwood Papers segment to Commercial Printing Papers to better reflect the business segment in which the Company is operating.
The Company is one of the lowest-cost global newsprint producers, annually marketing approximately 4.3 million tonnes of newsprint, including third parties’ volume, 2 million tonnes of commercial printing papers and 2 billion board feet of lumber.
For a more complete description of the Company’s products and services, see “Description of the Business” in item 4 of this Annual Information Form.
3.2 Three-Year History
      Sale by the Company of its 50% Share Ownership in Pan Asia
On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia Paper Company Pte Ltd. to Norske Skogindustrier ASA of Norway. Initially announced in September 2005, the transaction generated a cash consideration of US$600 million plus a cash purchase price adjustment payment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006, payable in 2007.
     In-Depth Review of the Company’s Operations
On January 26, 2005, the Company announced an in-depth review of its operations, in order to achieve cost, productivity and margin improvements as well as other profit improvement initiatives. The strategic plan also included strategic initiatives to be implemented over a two-year period. As a result of this review, the Company took the following actions in 2005:
•	The restructuring of its Newfoundland operations, which led to labour reductions, the permanent closure of the Stephenville paper mill and the announcement of the permanent closure of paper machine number seven at the Grand Falls paper mill. The Stephenville paper mill had an annual production capacity of approximately 194,000 tonnes of newsprint. The machine at the Grand Falls mill has an annual production capacity of approximately 60,000 tonnes of newsprint.

•	The permanent closure of its Kenora paper mill, which resulted in the permanent removal of 240,000 tonnes of newsprint capacity annually.

•	The intention to permanently close one paper machine at its Bridgewater mill, which will result in the permanent removal of 60,000 tonnes of capacity. The closure of the machine is expected to take effect no later than April 2006.

•	The sale of the Company’s privately-owned timberlands located near Thunder Bay for $55 million. The timberlands comprised approximately 196,000 hectares (or about 485,000 acres).
Abitibi-Consolidated Inc.
2005 Annual Information Form

     Past Indefinite Idlings & Permanent Capacity Reductions
In the fourth quarter of 2004, the Company recorded the effects of the permanent closure of two previously idled paper mills located in Port-Alfred (idled in 2003), Québec and Sheldon, Texas (idled in 2002) permanently removing 646,000 tonnes from its production capacity. The announcement of the closures was made on January 26, 2005 after the Company’s December 10, 2003 announcement of the continuation of its focused downtime strategy and the indefinite idling of its Port-Alfred paper mill and the Lufkin paper mill, another mill in Texas. The Lufkin paper mill was still idled as at December 31, 2005.
     Third Party Certifications
In 2002, the Company achieved its goal of having all of its total managed land base in Canada (16.8 million hectares) certified to the ISO 14001 standard. The Company’s program of having all its manufacturing operations (pulp and paper mills, sawmills and power generating facilities) certified to the ISO 14001 standard was completed in December 2004 with the certification of the Alma, Québec mill.
On October 18, 2004, the Company’s Québec-West Woodlands Division and Champneuf sawmill were the first in Québec to be certified by the Canadian Standard Association (“CSA”) under standard CSA PLUS 1163 — Chain of Custody for Forest Products Originating from a Defined Forest Area. This standard is designed to chart the progress of fibre used by sawmills from its point-of-origin in forests that have been certified under the CSA’s sustainable forest management standard.
On November 14, 2005, the Company announced it achieved chain-of-custody certification for fibre sourcing at its Kenogami and Laurentide paper mills, demonstrating leadership in environmental responsibility and fibre sourcing. This third-party certification process was a first of its kind in Québec. Based on a recognized standard (PwC-IcoC: 2005(R)) and verified by PricewaterhouseCoopers LLP, the chain-of-custody certification confirms that the Company has the systems and controls necessary to testify that paper produced at the Kenogami and Laurentide mills contains certified wood fibre from sustainably managed forests.
As at December 31, 2005, the Company achieved its goal of having all of its total managed land base (16.8 million hectares) in Canada4 certified under recognized Sustainable Forest Management (“SFM”) standards with third party certification. The Company chose to certify publicly-owned lands under the CSA’s SFM Standard. For its private holdings the Company chose to implement a system based on the Sustainable Forestry Initiative (“SFI”) Standard. By December 2005, over 263,000 hectares were certified under the SFI Standard.
On December 6, 2005, the Company was certified as a member of the Customs-Trade Partnership Against Terrorism (C-TPAT) program, a U.S. Customs and Border Protection program. With this certification, the Company benefits from faster processing of shipments at the U.S. border.
     Expansion of the Abitibi-LP Joint Venture
In 2003, Abitibi-LP Engineered Wood Inc. (“Abitibi-LP”) started its first production site of solid-sawn flooring I-joists in Larouche, Québec. The annual production capacity of the mill is 70 million linear feet.
On November 30, 2005, Abitibi-LP inaugurated its second engineered wood facility to produce solid-sawn I-Joists, in St. Prime, in the Saguenay-Lac-St-Jean region of Québec. With an annual production capacity of 75 million linear feet, this investment of $13 million created approximately 40 new jobs. With this new facility, Abitibi-LP is now the largest manufacturer of solid sawn I-joists in North America.

[4]	The commitment was made by the Company in 2004, therefore, it does not include the St-Raymond de Portneuf crown land since the Company only subsequently acquired the sawmill and the management of this land in 2005.
Abitibi-Consolidated Inc.
2005 Annual Information Form

     Financing Activities: U.S. Debt Offerings, Credit Facilities and Others
On June 18, 2003, ACCC issued in the United States US$150 million of 5.25% notes due 2008 and US$350 million of 6.00% notes due 2013, unconditionally guaranteed by the Company. The net proceeds from the offering were used to repay outstanding debt under credit facilities. As a result, the total debt of the Company remained at the same level. In connection with the offering, the Company and its lenders agreed to merge the Company’s $500 million 364-day and $300 million multi-year revolving credit facilities and to reset the maturity dates to June 30, 2005, from December 17, 2003 and December 30, 2005, respectively.
On June 15, 2004, ACCC issued, by way of a private placement in the United States later followed by an exchange offer for equivalent registered securities, US$200 million of 7.75% notes due 2011 and US$200 million of floating rate notes due 2011. The notes were issued by ACCC and unconditionally guaranteed by the Company. The net proceeds from the offering were used to reduce outstanding debt under the Company’s existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company and for general corporate purposes.
On March 9, 2005, the Company filed with the Autorité des marchés financiers (the Québec securities regulatory authority) and the U.S. Securities and Exchange Commission a Final Short Form Base Shelf Prospectus in connection with the issuance by ACCC of up to US$800 million of debt securities unconditionally guaranteed as to payment by the Company. The debt securities may be issued from time to time until April 2007 at such prices and under such other terms as may be determined at the time of issue. On March 28, 2005, the Company issued US$450 million of 8.375% notes due April 1, 2015. The notes were offered and sold in a public offering in the United States only. The net proceeds from the offering were used to repay US$337 million of the US$401 million of 8.3% notes due on August 1, 2005 and a portion of the outstanding debt under the Company’s revolving credit facilities. As well, on April 5, 2005, the Company repaid US$100 million of the US$300 million of 6.95% notes due on December 15, 2006.
On October 3, 2005, the Company renewed its revolving credit facility arrangements. Two new banking facilities were put into place maturing in December 2008: a $550 million facility secured by certain fixed assets and a $150 million facility secured by certain working capital elements, as permitted under the Company’s bond indentures. The facilities require the Company to maintain certain financial ratios including, an interest coverage ratio of not less than 1.5x for the term of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of not more than 65% thereafter. Exempt from the calculation of the net funded debt to capitalization ratio is up to $500 million of non-cash asset write downs on an after-tax basis. At the end of 2005, $479 million of the $500 million exemption was used.
On December 16, 2005, the Company announced the expiration and the completion of its cash tender offer for certain series of its outstanding notes. A total of US$1,065.5 million in aggregate principal amount of notes were tendered prior to the expiration date and a total of US$578.8 million aggregate principal amount of notes were accepted for purchase by the Company.
As described in note 25 to the Company’s 2005 Financial Statements on pages 70 and 71 of the Company’s 2005 Annual Report, the Company replaced its securitization program with two new programs with major international financial institutions. On October 28, 2005, the Company finalized a US$300 million North American program, and on December 9, 2005, it completed a US$125 million International program. The North American program is committed for three years while the International program is uncommitted. The programs do not require the Company to maintain a specific credit rating or company-specific financial covenants. Under these programs, the outstanding balance, as at December 31, 2005, was $459 million. Under the previous program, the outstanding balance, as at December 31, 2004, was $441 million.
Abitibi-Consolidated Inc.
2005 Annual Information Form

     Iroquois Falls Modernization
In the fourth quarter of 2004, the Company completed, as scheduled and on budget, the modernization of its hydroelectric generating facilities at Iroquois Falls, Ontario. The modernization of its facilities, meant to produce an additional 13 megawatts, constituted an investment of $32 million by the Company.
     Alma Mill
The Company continues to achieve success with its ABIoffsetTM grades, which consist of ALTERNATIVE OFFSET® and EQUAL OFFSET® grades. The Company converted a machine at its Alma paper mill to produce both grades on a consistent basis in the fourth quarter of 2004.
     Additional Purchase in Augusta Newsprint Gives Company Controlling Interest
On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company (“ANC”), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5% and obtaining control. As a result, the Company’s 2005 Financial Statements include ANC’s complete financial results, assets and liabilities, and show as a non-controlling interest the partner’s 47.5% share in the subsidiary.
     Company Acquires Full Control of Alabama River Newsprint Company
On June 2, 2004, the Company exercised its option to purchase its partner’s 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (collectively, the “Alabama Joint-Ventures”) at a pre-determined nominal amount of US$5 million. As part of the transaction, both partners renounced their respective loans, resulting in the recognition of an excess of consideration over the book value of the non-controlling interest of US$12 million allocated in property, plant and equipment. On July 1, 2004, Alabama Joint-Ventures merged to form Alabama River Newsprint Company.
     Sale of Voyageur Panel
On May 19, 2004, the Company sold its interest in Voyageur Panel Ltd. (“Voyageur Panel”) to Ainsworth Lumber Co. Ltd. for net proceeds of US$41 million. In 2005, the Company received a purchase price adjustment payment of US$2 million related to the transaction. Voyageur Panel was an oriented strand board (“OSB”) joint venture owned by Boise Cascade Corporation (47%), the Company (21%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). In the second quarter of 2004, an after-tax gain of $19 million was recorded as a result of the transaction.
     Sale by the Company of its Remaining Interest in SFK Pulp Fund
On February 27, 2004, the Company sold its remaining 25% interest in SFK Pulp Fund for gross proceeds of $118 million. Net proceeds from such offering of approximately $112 million were used for the repayment of certain outstanding debt and for general corporate purposes. As a result of this transaction, the Company no longer has an interest in SFK Pulp Fund.
     Baie-Comeau Mill
In the first quarter of 2003, the Company completed the upgrade of the thermomechanical process of the Baie-Comeau, Québec mill, thereby increasing paper quality and reducing production costs. The project was completed within the original $42 million budget.
Abitibi-Consolidated Inc.
2005 Annual Information Form

3.3	Trends
     Newsprint Market
The Company expects 2006 newsprint consumption in the United States to decline by approximately 4% on a tonnage basis, resulting mainly from continued increase in sales of lower basis weight paper, as well as continued decline in newspapers’ circulation. Key risk factors to the Company’s consumption expectation include cost-control measures by the newspaper publishers, as well as economic factors, which may affect classified and retail advertising spending. However, the Company believes that announced capacity reductions and the impact on capacity of lower basis weights should offset declining demand in North America and maintain industry operating rates at high levels. The Company expects demand in Europe to grow by approximately 1% to 2% in 2006, resulting mainly from a continued rise in advertising spending and the growth of free dailies. The Company expects Latin American demand to record slightly positive growth in 2006. Global consumption growth is expected to be slightly positive in 2006.
     Commercial Printing Papers Market
The Company believes that outlook for 2006 remains positive for uncoated groundwood grades. The Company expects advertising expenditures to remain healthy and uncoated groundwood paper demand to grow by 2% to 3%, driven mainly by glossy and superbrite grades. The increasing use of inserts by newspaper advertisers and the continued uncoated freesheet substitution strategy with the Company’s ABIoffsetTM grades are expected to be the main drivers of this growth. Demand for hi-brite and directory grades is expected to remain flat in 2006, following average growth of 9.1% and 6.0% respectively in the last two years. The main risk factor to the Company’s uncoated groundwood demand expectation is the decline in retail advertising and direct mail, and decline in uncoated freesheet demand.
     Lumber Market
The Company expects housing starts to remain high in 2006, but to be slightly lower than the previous year due to the historically high levels of 2005.
     Capital Expenditure
The Company intends to limit its capital expenditure program in 2006 to approximately $200 million and to continue to apply free cash flows towards the reduction of debt.
ITEM 4: DESCRIPTION OF THE BUSINESS
The Company’s principal operations produce and market newsprint and commercial printing papers. The Company’s operations also include the manufacturing and marketing of wood products, all as described below:
Newsprint. With a total annual production capacity of 3.9 million tonnes, the Company is the leading producer of newsprint in North America. The Company has a significant presence in major international markets.
Commercial Printing Papers. The Company is the North American leader in production of uncoated groundwood papers with total annual production capacity of approximately 2.0 million tonnes. The Company is the only North American uncoated groundwood paper producer to manufacture the full spectrum of paper grades in this segment.
Abitibi-Consolidated Inc.
2005 Annual Information Form

Wood Products. The Company is the largest Canadian producer of lumber east of the Rockies and the fifth leading lumber producer in North America. It has ownership interests in 20 sawmills, 4 remanufacturing facilities and 2 engineering wood facilities in Canada having a total annual production capacity of over 2.1 billion board feet. Lumber products manufactured at its sawmills include studs, structural lumber and remanufactured wood products (i.e., furniture parts, fencing, bed frames, etc.). Its sawmills enable the Company to maximize use of the timber it harvests while providing a secure supply of wood chips to its newsprint and commercial printing paper operations. The major markets for its lumber products are the Eastern United States, Northwestern United States and Eastern Canada.
These businesses are also described on pages 2, 3, 10 and 11 of the Company’s 2005 Annual Report:
The segmented results for these businesses are shown in the Company’s 2005 Financial Statements for the three years ended December 31, 2005, on page 43 of the Company’s 2005 Annual Report.
See “Consolidated Geographic Segments” on page 44 of the Company’s 2005 Annual Report for a breakdown of sales of the Company’s products by geographic areas.
Paper and Wood Products Sales and Assets Distribution
The Company’s sales and assets are geographically diverse. In 20045, the geographical breakdown of its sales by final destination was 16% in Canada, 66% in the United States and 18% in other countries, primarily the U.K., Brazil and India. In 2004, its newsprint, commercial printing papers and wood products segments contributed 53%, 28% and 19%, respectively, to its consolidated sales, excluding purchased and resold newsprint and inter-segment wood products. In 2004, its capital assets (comprised of property, plant and equipment and intangible assets) and goodwill totalled approximately $6.8 billion, with 75% of such capital assets and goodwill in Canada, 21% in the United States and 4% in other countries.
In 2005, the geographical breakdown of the Company’s sales by final destination was 13% in Canada, 67% in the United States and 20% in other countries. The Company supplies a very diverse order book of over 1,600 customers worldwide. The principal market for the Company’s products is the United States, with the remainder marketed worldwide. In 2005, its newsprint, commercial printing papers and wood products segments contributed 54%, 29% and 17%, respectively, to its consolidated sales, excluding purchased and resold newsprint and inter-segment wood products. In 2005, its capital assets (comprised of property, plant and equipment and intangible assets) and goodwill totalled approximately $6.0 billion, with 76% of such capital assets and goodwill in Canada, 20% in the United States and 4% in other countries.
In North America, the Company distributes paper products primarily through its own sales force, directed from White Plains, New York and sales representatives throughout North America. Internationally, the Company has sales offices in Montréal, Québec and in Ellesmere Port, U.K. and supplements its sales force efforts with independent commissioned sales agents and distributors.
The Company distributes wood products primarily through its own sales force based in Montréal, Québec and a sales office in Vancouver, British Columbia.
Principal Production Facilities
The location and capacity of each of the Company’s paper manufacturing and sawmill operations are listed on pages 10 and 11 of the Company’s 2005 Annual Report.

[5]	As mentioned, on November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Acoordingly, the information pertaining to PanAsia is no longer included on a proportionate basis, but presented as discontinued operations in the Company’s consolidated financial statements. Comparative figures were reclassified to exclude PanAsia’s data from the Company’s Sales Distributions information.
Abitibi-Consolidated Inc.
2005 Annual Information Form

Competition
Competition is present in all markets for the Company’s products. The Company’s main competitors are North American and Western European paper manufacturers and North American lumber producers. While selling prices, cost of production, quality and customer service are generally the principal factors influencing competition, other factors such as risks related to foreign exchange, cost of fibre supply, as well as the ongoing dispute between the United States and Canada regarding the sale of softwood lumber exports to the United States, can also have an impact on the Company’s competitive position. See “Management’s Discussion and Analysis; Risk and Uncertainties – Global Markets and Competition” on page 30 of the Company’s 2005 Annual Report for a more detailed discussion of the foregoing.
Environmental Policies
The Company is committed to protecting and enhancing the resources in its care. The Company has determined that integrating its vision and values and its Environmental, Health and Safety (“EH&S”) Policy into its daily activities is the best way to meet its business objectives. The Environmental Management System is used to plan activities, implement procedures and distribute resources among the Company’s divisions to help them comply with the environmental aspects of the EH&S Policy and meet the requirements of the Company’s Environmental and Sustainable Forest Management Policy. To best achieve these objectives, the Company has set guidelines that are adapted to the activities of the Company’s different divisions.
The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management and landfill sites. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, including when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated. The financial and operational effects of environmental protection requirements on capital expenditures are described more specifically under the heading “Management’s Discussion and Analysis; Risk and Uncertainties — Environment” and in Note 26(b) to the Company’s 2005 Financial Statements on pages 32 and 72, respectively, of the Company’s 2005 Annual Report.
Human Resources
As at December 31, 2005, the Company employed approximately 13,500 employees. Ten collective bargaining agreements covering approximately 1,500 of our employees have been renewed in 2005 with 2 paper mills, 5 sawmills, 2 woodlands operations and 1 group of office employees. Sixteen collective bargaining agreements, covering approximately 1,600 of our employees, which expired on or before December 31, 2005, are in the process of being renewed. The facilities covered by these collective agreements consist of 2 paper mills, six sawmills, five groups of woodlands operations and 3 groups of office employees. In 2006, seventeen other collective bargaining agreements will expire for 2 paper mills, four sawmills, ten groups of woodlands operations and one group of guard employees, covering approximately 1,900 employees. While the Company does not anticipate any labour disruptions at these facilities, as is the case with any negotiation, the possibility that disruptions will arise exists.
Fibre Supply
Fibre represents the Company’s major raw material used in the production of wood products, paper and pulp. The Company uses both virgin fibre (woodchips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.
The virgin fibre supply required by the Company in Canada is mostly assured by cutting rights agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.
Abitibi-Consolidated Inc.
2005 Annual Information Form

Wood chips supplied from the Company’s sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 90% of the Company’s Canadian pulp and paper mills requirements in virgin fibre. For its operations in the provinces of British Columbia, Ontario and Newfoundland, the Company relies on internal sources, for the most part, and the open market to supply in fibre its wood products, paper and pulp production requirements and such sources of supply are adequate to meet the Company’s requirements. In Québec, with the implementation of some recommendations of the Coulombe Commission, the Annual Allowable Cut (“AAC”) on Crown land was reduced by 20% on April 1st 2005 in all regions for a period of three years. The impact for the sawmills of the Company is a net reduction of 19.1% of the timber supply originating from Crown land. During this three-year period, new AAC calculations will be completed. However, in an effort to salvage burned wood resulting from extensive forest fires in the summer of 2005, additional volume has been allocated to the Company’s sawmills thus reducing by about half the overall impact of the AAC cutback for the 2005-2006 season. It is expected that the resulting harvest levels will be reduced, but that the magnitude of the reductions will vary from region to region. In some areas, the final reduction could be less than the temporary 20% reduction first announced, and in others it could be more. The Québec government has mandated joint industry-government task force groups to find ways to mitigate the impact of the current reductions on the industry and the communities but a tightening of the supply of virgin fibre for the Company’s Québec paper mills is still expected. Virgin fibre in the United States is obtained through long-term supply contracts for the most part and through the Company’s private timberlands..
The Company is the largest North American consumer of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company’s own recovery network in North America and the U.K. accounts for 40% of its recycled fibre needs.
Energy Supply
In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules, the Company self-generates approximately 34% of the steam and power required in its paper mills. Another 35% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 31%, the Company is exposed to fluctuations in energy commodity prices. The Company’s ability to continue to internally generate hydroelectric power in some cases is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion. While prices of electricity have been more stable in the main regulated jurisdictions where the Company has operations, they have also increased by up to 18% in 2005. Crude oil price increased in 2005 by 36% compared to 2004. This increase had a direct impact on the price of residual oil consumed by the Company, which increased by 29% in 2005. In the U.S., natural gas prices in 2005 have increased by 31 % compared to 2004. In the U.K., the price of natural gas also rose in 2005, increasing by 52%. See “Management’s Discussion and Analysis; Risk and Uncertainties – Energy” on page 31 of the Company’s 2005 Annual Report for additional information on the pricing of the Company’s energy requirements.
Foreign Exchange
The Company’s foreign exchange risk and foreign exchange management policy are described in the “Management’s Discussion and Analysis; Risk and Uncertainties – Foreign Exchange”, on page 32 of the Company’s 2005 Annual Report.
Litigation
     Softwood Lumber Dispute
After the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the U.S. Department of Commerce (“USDOC”) has instituted countervailing and antidumping duties (“CVD/AD”) investigations. In 2002, “final determinations” were issued by the U.S. government and duties have been imposed at rates of 18.79% for CVD and 12.44% for the Company-specific AD, calculated on the sales of the Company’s
Abitibi-Consolidated Inc.
2005 Annual Information Form

lumber shipped to the United States. On December 20, 2004, following the completion of its first administrative reviews, the USDOC lowered the industry-based CVD and the Company specific AD assessment rates from 18.79% to 17.18% and from 12.44% to 4.07%, respectively. On February 24, 2005, USDOC corrected its CVD results to 16.37%. Both the Company and various other parties have launched appeals of both USDOC first review determinations. The duty assessment rates may change as a result of these appeals. Once the results of the first administrative review become final, assuming the case is not ended and all cash deposits returned on the basis of the U.S. International Trade Commission (“USITC”) failure to find injury or threat of injury, the Company will be entitled to a refund with interest of the difference between the amounts of estimated duties deposited from May 22, 2002 through to April 30, 2003 for the AD case and May 22, 2002 through to March 31, 2003 for the CVD case, and the final assessment rates determined in the first review, provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turn out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.
On December 12, 2005, the USDOC published final results for the second administrative AD review, covering the period of May 1, 2003 through April 30, 2004, and for the second administrative CVD review covering April 1, 2003 through March 31, 2004. Based on these reviews, the Company’s new AD assessment rate is 3.2% and the new industry-wide CVD rate is 8.7%.
On November 23, 2005, the USDOC announced its selection of respondents for the third administrative AD review, which will cover the period of May 1, 2004 through April 30, 2005. Instead of individually examining the largest exporters, as in prior reviews, the USDOC decided to select respondents using a random sampling approach. The Company was not selected as a respondent. The Company nonetheless sought its own rate by submitting its data to the USDOC voluntarily. On January 6, 2006, the USDOC indicated it would not consider such data. The Company is evaluating its options, but it appears likely that the Company will not receive its own individual margin of dumping unless it successfully appeals the USDOC’s decision. Instead, as with all other non-selected producers, it likely will receive a rate determined on the basis of the selected respondents.
In light of the little progress in the lumber dispute case in 2005 and considering the fact that the Company has not been selected as a respondent for the third administrative AD review, the Company revised its estimated amount receivable applying the estimated revised rates published on December 20, 2004 for the first administrative reviews and the estimated revised rates published on December 12, 2005 for the second administrative reviews to their respective covered periods. As a result, the estimated recoverable cost reduction is US$52 million, an amount similar to that already recorded in the Company’s book. Also, the Company classified the totality of the amount receivable in long-term assets under “Other assets” due to the uncertainty of receiving any amount within the next 12 months because of the various appeal possibilities. The US$52 million receivable is applicable to CVD for an amount of US$23 million and AD for an amount of US$29 million. The distribution between the first and the second review period is US$16 million and US$36 million respectively and between fiscal years 2002, 2003 and 2004, US$10 million, US$30 million and US$12 million respectively.
As a company with global manufacturing operations, the Company believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates, if any at all, will prevail in the final determination.
Based on normal shipment patterns and anticipated prices, the impact of every 1% increase or decrease in CVD/AD, represents a change of approximately $2.3 million to net earnings annually.
For detailed information, as at December 31, 2005, on the Status of the Softwood Lumber Dispute, see the “Management’s Discussion and Analysis; Results of Continuing Operations; Wood Products”, on pages 21 to 24 of the Company’s 2005 Annual Report.
Business Risks
For a description of the risks affecting the Company’s business, see the “Management’s Discussion and Analysis; Risks and Uncertainties”, on pages 30 to 32 of the Company’s 2005 Annual Report.
Abitibi-Consolidated Inc.
2005 Annual Information Form

ITEM 5: DIVIDENDS
The Company is not subject to restrictions on payment of dividends under any loan agreements. Pursuant to the Canada Business Corporations Act, the Company is prohibited to declare or pay a dividend if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Dividends on common shares declared by the Company (the “Common Shares”) are done so on a quarterly basis and the amount may vary from quarter to quarter.
On January 31, 2006, the Company’s Board of Directors declared a dividend of $0.025 per share payable on March 1, 2006 to shareholders of record as at February 13, 2006. The following dividend payments were made for the three most recently completed financial years preceding the date of this Annual Information Form:
•	2005: Dividends of $0.025 per share were paid each quarter.

•	2004: In the first quarter of 2004, two dividend payments of $0.025 per share were paid as a result of the Company’s decision to synchronize announcements of its quarterly results and dividend declarations. For the three remaining quarters of 2004, dividends of $0.025 per share were paid.

•	2003: In the first quarter of 2003, a dividend of $0.10 per share was paid and in the second quarter of 2003, the Company’s Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions. Thus, for the third and fourth quarters of 2003, dividends of $0.025 per share were paid.
ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE
6.1	General Description of Capital Structure
The following information reflects the Company’s articles of amalgamation, as currently in effect:
     Authorized and Issued Share Capital
The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Class A preferred shares (the “Preferred Shares”), issuable in series. As at December 31, 2005, the Company only had Common Shares outstanding.
     Description of the Common Shares
The holders of the Common Shares shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the Preferred Shares the holders of Common Shares shall be entitled to receive any dividends declared by the board of directors of the Company. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purposes of winding-up its affairs, subject to the prior rights of the holders of the Preferred Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.
     Description of the Class A Preferred Shares
The Preferred Shares shall be issuable in series from time to time. The holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at, any meetings of the shareholders of the Company except
Abitibi-Consolidated Inc.
2005 Annual Information Form

as required by law or in accordance with any voting rights which may from time to time be attached to any series of the Preferred Shares or if the rights attaching to the Preferred Shares as a class are to be amended, in which latter case a two-thirds majority of the votes cast at a meeting of the holders of Preferred Shares duly called for that purpose and at which holders of Preferred Shares representing not less than a majority of the aggregate of the amounts of consideration stated in all Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation is required. No class of shares equal or senior to the Preferred Shares may be created or issued without the approval of the holders of each series of the Preferred Shares voting as a class and separately as a series. The Preferred Shares shall be entitled to priority over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up or any other distribution of assets by the Company for the purposes of winding up its affairs. The holders of the Preferred Shares shall be entitled to receive and shall participate rateably in any dividend declared by the board of directors of the Company. No dividends shall at any time be declared or paid on any shares of the Company ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividend is payable on each series of the Preferred Shares then issued and outstanding has been declared and paid or set apart for payment at the date of such declaration or payment on such shares of the Company ranking junior to the Preferred Shares. The Company shall not at any such time call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any shares of the Company ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividend is payable on each series of the Preferred Shares then issued and outstanding has been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.
6.2    Ratings
Four rating agencies rate the Company’s debt instruments, namely Moody’s Investors Service (“Moody’s”), Standard & Poor’s Rating Services (“Standard & Poor’s”), Dominion Bond Rating Service Limited (“DBRS”) and Fitch. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issue of securities. The rating changes in 2005 did not significantly increase the Company’s interest expense.
As at December 31, 2005, the Company’s unsecured long-term debt securities were rated B1 (with a stable outlook) by Moody’s, B+ (with a stable outlook) by Standard & Poor’s, BB (low) (with a trend negative) by DBRS and B+ by Fitch. Fitch initiated coverage of the Company’s debt on December 12, 2005 and rated the senior unsecured bonds B+ and the secured bank debt BB -. The table below summarises the different ratings:

	Dates	Company rating	Outlook	Liquidity rating
Moody’s	December 8, 2005	B1	Stable	SGL-2
Standard & Poor’s	December 1, 2005	B +	Stable
DBRS	February 24, 2005	BB	Stable
	November 3, 2005	BB (low)	Negative
Fitch	December 12, 2005	B +	Stable
Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, an obligation rated “B” generally lacks characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period may be small. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking, and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Standard & Poor’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the Standard & Poor’s rating system, obligations rated BB, B, CCC, and C are regarded as having significant speculative characteristics. BB indicates the

Abitibi-Consolidated Inc.
2005 Annual Information Form

least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated B is more vulnerable to non-payment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minimum (-) sign to show relative standing within the major rating categories.
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated “BB” is defined to be speculative and non-investment grade, where the degree of protection afforded to interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB area typically have limited access to capital markets and additional liquidity support, and in many cases, small size or lack of competitive strength may be additional negative considerations. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.
Fitch’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the Fitch rating system, an obligation rated B is defined to be highly speculative. B ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favourable business and economic environment. The ratings from AA to CCC may be modified by the addition of a plus (+) or minimum (-) sign to denote relative status within major rating categories.
Credit ratings accorded to securities by rating agencies are not recommendations to purchase, hold or sell securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. The Company cannot give any assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, the Company is under no obligation to update this Annual Information Form.
ITEM 7: MARKET FOR SECURITIES
The Common Shares of the Company are listed on the Toronto Stock Exchange under the stock symbol “A”. The Common Shares are also listed on the New York Stock Exchange under the symbol “ABY”. The following information sets forth the monthly volume and price ranges of the Common Shares traded on both exchanges for the 2005 calendar year:

		TSX (A)			NYSE (ABY)
Month	High ($)	Low ($)	Volume	High($US)	Low ($US)	Volume
January	8.25	6.62	40,369,494	6.92	5.35	6,443,300
February	7.23	5.66	49,190,883	5.75	4.61	7,888,400
March	6.83	5.43	73,461,740	5.59	4.50	11,526,000
April	5.95	5.02	67,334,545	4.91	4.00	11,812,600
May	5.72	4.92	33,472,046	4.56	3.90	12,854,500
June	6.33	5.40	36,185,608	5.10	4.39	15,762,800
July	6.17	5.33	23,196,351	5.07	4.35	8,688,100
August	5.99	5.00	23,582,150	4.95	4.18	6,040,200
September	5.60	4.63	40,510,031	4.74	3.95	11,759,900
October	4.92	3.48	42,145,865	4.22	2.96	14,948,700
November	4.20	3.70	43,960,458	3.58	3.15	6,567,500
December	4.91	3.72	57,689,234	4.22	3.21	12,315,500

Abitibi-Consolidated Inc.
2005 Annual Information Form

ITEM 8: DIRECTORS AND OFFICERS
The names of the directors of the Company, as well as their respective principal occupations within the five preceding years, and municipality of residence, are provided on pages 9 to 11 of the Company’s 2005 Proxy Circular.
Each director holds office until the earlier of the next annual shareholders meeting of the Company or the appointment or nomination of such director’s successor. See “Election of Directors” on pages 8 to 14 of the Company’s 2005 Proxy Circular for information on the periods during which each director has served on the Board of Directors of the Company and the identity of the members of committees of the Board of Directors of the Company.
The name, municipality of residence in Canada, and offices of each executive officer of the Company, as at December 31, 2005, are set forth below.

Name and Municipality of Residence	Offices

Richard Drouin, Q.C.,	Chairman of the Board
c.r. Sillery, Québec

John W. Weaver	President and Chief Executive Officer
Montréal, Québec

Louis-Marie Bouchard	Senior Vice-President, Woodlands and Sawmills
Montréal, Québec

Alain Grandmont	Senior Vice-President, Commercial Printing Papers
Montréal, Québec

Colin Keeler	Senior Vice-President, North American Newsprint Sales
Old Greenwich, Connecticut

Paul Planet	Senior Vice-President, International Newsprint
Montréal, Québec

Pierre Rougeau	Senior Vice-President, Corporate Development and Chief Financial Officer
Montréal, Québec

Thor Thorsteinson	Senior Vice-President, North American Newsprint
Montréal, Québec

Bruno Tremblay	Senior Vice-President, Business Support Services
Notre-Dame de l’Île Perrot, Québec

Jacques P. Vachon	Senior Vice-President, Corporate Affairs and Secretary
Montréal, Québec
All executive officers have been employed by the Company for the past five years, with the following exception: Mr. Rougeau was Managing Director at UBS Bunting Warburg Inc. from March 1998 until September 2001, when he joined the Company. Prior to such time he was Managing Director of Scotia Capital Markets Inc.
To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, except as disclosed below, none of such directors or executive officers
(a)	is, as at the date of this Annual Information Form or has been, within 10 years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity:
i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

Abitibi-Consolidated Inc.
2005 Annual Information Form

ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b)	has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, since January 2001, 2001 been subject to:
i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Richard Drouin and Gary J. Lukassen are also directors of Stelco Inc., a Canadian steel producer. On January 29, 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a Court-supervised restructuring under the Companies’ Creditors Arrangement Act (“CCAA”), in order to restore its financial health and competitive position in the North American steel industry. As at December 31, 2005, Stelco Inc. remained under the protection of the CCAA.
Jacques Bougie is a director of Novelis Inc., which is subject to a cease trade order issued by the Ontario Securities Commission on December 1, 2005 and the Autorité des marchés financiers (Québec) on December 5, 2005 for Novelis’ failure to timely file its 2005 third quarter financial results. As at December 31, 2005, that cease trade order was still in effect.
As at December 31, 2005, directors and executive officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 379,501 of the Company’s Common Shares, representing 0.078% of the Company’s outstanding Common Shares, 746,760 deferred share units, 736,045 restricted share units and 5,954,060 options to purchase Common Shares of the Company.
ITEM 9: TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Trust Company of Canada, located at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1.
ITEM 10: MATERIAL CONTRACTS AND DOCUMENTS AFFECTING THE RIGHTS OF SECURITYHOLDERS
The following material contract was entered into other than in the ordinary course of business and in the most recent financial year or prior thereto but on or after January 1, 2002 and remains in effect:
•	On November 17, 2005, the Company entered into a share purchase agreement pursuant to which it sold its 50% share ownership in Pan Asia Paper Company Pte Ltd. to Norske Skogindustrier ASA of Norway for a cash consideration of US$600 million plus a cash purchase price adjustment payment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006, payable in 2007.

Abitibi-Consolidated Inc.
2005 Annual Information Form

ITEM 11: INTERESTS OF EXPERTS
The Company’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, who have prepared an independent auditors’ report dated February 3, 2006 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. PwC has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Québec and the rules of the US Securities and Exchange Commission.
ITEM 12: AUDIT COMMITTEE INFORMATION
As at December 31, 2005, the Audit Committee of the board of directors of the Company (the “Audit Committee”) was composed of Gary J. Lukassen (Chair), Dr. Hans P. Black, William E. Davis and Lise Lachapelle. The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set forth below:
•	Gary J. Lukassen. Mr. Lukassen, after articling with Price Waterhouse in Montréal, obtained his Chartered Accountant degree in 1967. He joined the Hudson’s Bay Company (“HBC”) in 1975 and was appointed Senior Vice-President Finance and Administration in 1987. He was Executive Vice-President and Chief Financial Officer of HBC from 1989 until his retirement in 2001. He was also a member of the Board of Directors of HBC from 1987 to 2001. Mr. Lukassen is currently a member of the following Boards of Directors: The Northwest Company, Stelco Inc., and Spinrite Income Fund. He is either Chair or a member of the audit committee of each of these companies.

•	Dr. Hans P. Black. Dr. Black received his Bachelor of Science degree, magna cum laude, from Union College in New York. He studied law in France and subsequently graduated from McGill University in Montréal with a Doctorate in Medicine. Dr. Black has experience overseeing and assessing the performance of companies with respect to the preparation, auditing and evaluation of financial statements. Dr. Black is also Chair of the Audit Committee of the board of directors of Nymox Pharmaceutical Corporation.

•	William E. Davis. Mr. Davis holds a Bachelor degree from the United States Naval Academy at Annapolis, a Masters from George Washington University and a Doctorate in Science from the State University of New York. He is currently a member of the following Boards: Consol Energy Inc. where he is also a member of the Audit Committee, Syracuse University Board of Trustees and The Metropolitan Development Foundation of Central New York, Inc.

•	Lise Lachapelle. Mrs. Lachapelle holds a Bachelor degree in Business Administration from the University of Montréal (HEC). She also studied at the University of Western Ontario and the Harvard Business School. She was President and Chief Executive Officer of the Canadian Pulp and Paper Association from 1994 until January 2002.
The Company has determined that the Audit Committee was composed entirely of outside directors, all of whom are considered “independent” and “financially literate” for the purposes of Canadian Securities Regulations.
          Pre-approval Policies and Procedures
The Audit Committee has adopted a policy and procedures regarding the engagement of the Company’s auditors, which are summarized below.

Abitibi-Consolidated Inc.
2005 Annual Information Form

At its July meeting, the auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of PwC as auditors by the shareholders at the Company’s next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company’s business, and that Company management recommends the Audit Committee engage the auditors to provide.
At the request of Company management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit Committee, and Company management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.
To ensure the prompt handling of day-to-day tax-related matters, Company management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.
To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.
The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.
The auditors and Company management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Vice-President and Corporate Controller is responsible for tracking all auditors’ fees against the estimates for such services and reporting to the Audit Committee every quarter.
As required by the U.S. Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2005, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimis exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
     External Auditors Services Fees (By Category)
In 2005, the aggregate amounts billed for professional services rendered by the Company’s auditors, PwC, to the Company and its subsidiaries were approximately $1.4 million for audit fees, $0.3 million for audit-related fees, $0.2 million for tax fees and $0 for all other non-audit fees; the comparative figures for 2004 were approximately $1.5 million, $0.2 million, $0.4 million, and $0, respectively. “Audit fees” are fees for professional services for the audit of the Company’s consolidated financial statements and review of quarterly financial statements, services that are normally provided by PwC in connection with statutory and regulatory filings or engagements or any other services performed by PwC to comply with generally accepted auditing standards; “audit-related fees” are fees for assurance and related services that are typically performed by the independent public accountant; “tax fees” are fees for tax compliance, tax advice and tax planning; and “non-audit fees” are fees for any services not included in the first three categories.

Abitibi-Consolidated Inc.
2005 Annual Information Form

The board of directors of the Company has adopted a written charter for the Audit Committee that sets out the roles and responsibilities of the committee, which is attached as Exhibit “A” to this Annual Information Form, and can be found on the Company’s website at www.abitibiconsolidated.com.
ITEM 13: ADDITIONAL INFORMATION
When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a short form prospectus has been filed in respect of a distribution of the Company’s securities, (i) copies of this Annual Information Form, together with copies of any document or the relevant pages of any document incorporated by reference in this Annual Information Form, (ii) copies of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and copies of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, (iii) copies of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) copies of any other documents that are incorporated by reference into the short form prospectus, may be obtained from the Secretary of the Company on request. At any other time, copies of the documents referred to in (i) to (iii) above, may be obtained from the Secretary of the Company, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.
Additional information including directors’ and officers’ remuneration, their indebtedness to the Company, the principal holders of the Company’s securities, the options to purchase securities and the interests of insiders in material transactions, where applicable, is contained in the Company’s 2005 Proxy Circular. Additional financial information is provided in the Company’s 2005 Financial Statements (accompanying management’s discussion and analysis) contained in the Company’s 2005 Annual Report.
Most of the information, above-mentioned, relating to the Company may be found on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com and on the Company’s website at www.abitibiconsolidated.com.

Abitibi-Consolidated Inc.
2005 Annual Information Form

EXHIBIT “A”
CHARTER
OF THE
AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS OF ABITIBI-CONSOLIDATED INC.
1.	The Audit Committee of Abitibi-Consolidated Inc. shall be composed of not less than three directors, each of whom (a) shall be independent, within the meaning of that term in the relevant securities legislation and stock exchange rules, of the Corporation and of any shareholder holding a sufficient number of shares to exert influence on the Board of Directors, (b) shall have no relationships with management, the Corporation and its related entities that in the opinion of the Board may interfere with their independence from management and from the Corporation, and (c) shall not receive, other than for service on the Board, the Committee or any other Committee of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries. The members of the Audit Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Committee and in particular each member of the Committee shall be “financially literate”, and at least one member shall be a “financial expert” within the meaning of those terms in the relevant securities legislation and stock exchange rules. A quorum of the Committee shall be one-half of the members, and a majority vote of the members present shall be required to pass a resolution of the Audit Committee. The Audit Committee is responsible to the Board of Directors of the Corporation.

The Chair shall be appointed annually by the Board. The Chair’s responsibilities shall include (i) presiding at meetings of the Committee, (ii) providing leadership to enhance the effectiveness and focus of the Committee, (iii) ensuring that the Committee has access to timely and relevant information and resources to support its work, (iv) setting with management the agenda for each meeting, and (v) acting as liaison between the Committee and the Board, and the Committee and Management.

2.	The objectives of the Audit Committee are as follows:
(a) To assist the Board in the discharge of its responsibility to monitor the component parts of the audit process and the integrity of the Corporation’s financial reporting.
(b) To provide independent communication between the Committee and the director of internal audit and the external auditor.
(c) To monitor the independence of the external auditor and of the director of internal audit.

Abitibi-Consolidated Inc.
2005 Annual Information Form

(d) To maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.
(e) To facilitate in-depth and candid discussions between the Committee and management and the director of internal audit and the external auditor regarding significant issues involving judgment and impacting quality.
(f) To enhance the quality of the Corporation’s financial reporting.
(g) To ensure that the external auditor remains ultimately accountable to the Audit Committee and the Board as representatives of the shareholders.
3.	The Audit Committee has the responsibility to exercise the powers set out in this Charter. However, it is not the duty of the Audit Committee, inter alia, to plan or to conduct audits or to determine that the Corporation’s financial statements are complete or constitute a fair presentation or are in accordance with generally accepted accounting principles. These matters are the responsibility of management and the external auditor. It is also not the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the external auditor or to ensure compliance with laws and regulations and the Corporation’s Code of Conduct.

4.	To achieve its objectives, the Audit Committee shall:
(a) Review, at a meeting of the Committee, the Corporation’s annual financial statement and Management’s Discussion and Analysis (“MD&A”). This will include a review of the annual financial statements to be filed with regulatory officials and provided to all shareholders and financial statements and other financial disclosure included in prospectuses and other similar documents. The Committee shall also review the Corporation’s Annual Information Form and Annual Report on Form 40-F and other similar documents. These reviews will include:
     (i) discussions with management and the external auditor and a consideration of a report by the external auditor to the Audit Committee of matters related to the conduct of the audit;
     (ii) receiving a timely report from the external auditor respecting the auditor’s judgment respecting both the acceptability and quality of the financial statements including the critical accounting policies and practices adopted by management in their preparation, alternative treatments and disclosures of financial information within generally accepted accounting principles that have been discussed with management and the ramifications of the use of such alternative disclosures and treatments, the selection of changes in significant accounting policies, the methods used to account for significant unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the degree of aggressiveness or conservatism, as the case maybe, of the accounting policies adopted by the Corporation, the process used by management in formulating particularly significant accounting estimates and the basis for the external auditor’s conclusions regarding the reasonableness of those estimates and any other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;
     (iii) a review of significant adjustments arising from the audit;
     (iv) a review of disagreements between the external auditor and management over the application of accounting policies and the disclosures in the financial statements;

Abitibi-Consolidated Inc.
2005 Annual Information Form
 2

     (v) a review of all material off-balance sheet transactions and other relationships with non-consolidated entities that may have a material current or future effect on the financial condition of the Corporation including their disclosure or lack thereof in the applicable quarterly or annual financial statements;
     (vi) a review of the external auditor’s recommendations for improvements to the Corporation’s operations and internal controls;
     (vii) a review of the nature and size of unadjusted errors of a non-trivial amount; and
     (viii) a review of compliance with various covenants.
(b) Determine, based on its review and discussion, whether to recommend the approval by the Board of such financial statements and MD&A and the financial disclosure in such prospectuses and other similar documents and the Annual Information Form.
(c) Review with management, the director of internal audit and the external auditor and, if considered appropriate, approve the release of the Corporation’s quarterly financial statements, the related MD&A and Press Release.
(d) Review with management the Corporation’s internal information control system and discuss the types of information to be disclosed and the type of presentation to be made when the Corporation makes earnings press releases, or the Corporation discusses financial information and earnings guidance with analysts and rating agencies.
(e) Review with management, the external auditor and legal counsel, the Corporation’s procedures to ensure compliance with applicable laws and regulations, and any significant litigation, claim or other contingency, including tax assessments, that would have a material effect upon the financial position or operating results of the Corporation and the disclosure or impact on the results of these matters in the quarterly and annual financial statements.
(f) Meet with the Corporation’s external auditor to review and approve their Audit Plan with particular emphasis on risk factors which could lead to a material misstatement of the financial statements, the scope and timing of the audit, the assumptions and decisions that have been made in developing the plan and co-ordination of work between the external auditor and the internal audit department.
(g) Review estimated audit and audit-related fees and expenses for the current year, and approve audit and audit-related fees and expenses for the prior year. The authority for the determination and payment of fees to the external auditor rests solely and exclusively with the Committee.
(h) Review, or delegate to one or more members of the Committee the responsibility to review and if deemed appropriate, to approve and in the case of approval by a delegate, to subsequently receive a report to the Committee, of the nature of and the estimated cost of all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the Corporations’ external auditor prior to the commencement of such services. All such non-audit services shall be disclosed to the shareholders periodically as required by the relevant securities legislation and stock exchange rules.
(i) Receive reports on all incidents involving fraud or illegal acts of which management or the external auditor become aware.
(j) At least once each year:

Abitibi-Consolidated Inc.
2005 Annual Information Form
 3

     (i) Meet privately with management to assess the performance of the external auditor.
     (ii) Meet privately with the external auditor, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of the audit, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work and their evaluation of the Corporation’s financial, accounting and audit personnel and systems.
     (iii) Meet privately with the director of internal audit to assess the objectivity and independence of the director and his or her staff and the relationship between them, management and the external auditor.
(k) Periodically meet in in-camera sessions without the external auditor, management or the internal auditor
(l) Review a joint written report from the external auditor and management of all relationships between the auditor and its related entities and the Corporation and its related entities, including all work performed and fees accrued or paid for such work of a non-audit nature, confirming, or otherwise, that in the auditor’s professional judgment it is independent of the Corporation and discuss these reports with the external auditor in order to evaluate the objectivity and independence of the auditor.
(m) Receive confirmation from the external auditor that it is a registered public accounting firm as prescribed by applicable laws, including securities legislation and stock exchange rules. At least, annually, obtain and review a report by the external auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by government or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and steps taken to address any issues arising from such reviews or investigations.
(n) Evaluate the performance of the external auditor, and if so determined, take such steps as the Committee deems necessary, including recommendations to the Board, to replace the external auditor or if so determined, take such steps as the Committee deems necessary to seek the reappointment of the external auditor by the shareholders.
(o) Regarding the services provided by the internal audit department, the Audit Committee will:
     (i) review the objectivity, qualifications, adequacy and experience of the internal audit staff and approve the appointment, dismissal or replacement of the director of the internal audit department;
     (ii) review and approve annually the planned scope for the internal audit program, its objectives, and the resources required to attain these objectives;
     (iii) periodically throughout each year review the reports of the internal audit department which describe the activities of the internal audit department for the preceding period; and
     (iv) review the working relationship between the internal audit department and external auditor, and between the internal audit department and management.
(p) Obtain from both the internal audit department and the Corporation’s external auditor the major findings and internal control recommendations reported during the period under review, the response of management to those recommendations, and

Abitibi-Consolidated Inc.
2005 Annual Information Form
 4

review the follow-up performed by management and the internal audit department in order to monitor whether management has implemented an effective system of internal accounting control.
(q) Review significant emerging accounting and reporting issues, including recent professional and regulatory pronouncements, and assess their impact on the Corporation’s financial statements.
(r) Review policies and procedures for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.
(s) Review policies for approval of senior management expenses.
(t) Review the periodic certifications by the chief executive officer and the chief financial officer of the Corporation regarding (i) the omission of any statements of material fact and the absence of any untrue statements of material fact that would result in misleading financial disclosures, (ii) the existence of any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data and (iii) any significant changes in internal controls or changes to the environment in which the internal controls operate including corrections of material deficiencies and weaknesses.
(u) Review hiring policies for employees or former employees of the external auditor and their compliance with applicability regulation.
(v) Review with management the Corporation’s financial computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.
(w) Review procedures in place to monitor compliance with applicable laws and regulations and the Corporation’s Code of Conduct.
(x) Review policies with respect to risk assessment and risk management systems and controls, especially in relation to derivatives, foreign currency exposure and insurance.
(y) Meet annually with the Chair of the Environmental, Health and Safety Committee to assess environmental issues that could have a material impact on the financial statements.
(z) Whenever it may be appropriate to do so, to retain and receive advice from experts, including independent legal counsel and independent public accountants, and to conduct or authorize the conduct of investigations into any matters within the scope of the responsibility of the Committee as the Committee may consider appropriate. The Corporation shall ensure that funding is available to the Committee in respect of such activities.
(aa) Report regularly to the Board in writing on the activities, findings and conclusions of the Committee.
(bb) Perform such other functions as may be delegated from time to time by the Board.

Abitibi-Consolidated Inc.
2005 Annual Information Form
 5

     (cc) Review this Charter on an annual basis and recommend to the Board any changes to it that the Committee considers advisable.

Abitibi-Consolidated Inc.
2005 Annual Information Form
 6